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EXHIBIT 12-2

ENERGY EAST CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31, 2003(1)	CALENDAR YEAR
		2002	2001	2000	1999	1998
	(Thousands)
Net Income	$135,464	$188,603	$187,607	$235,034	$218,751	$194,205
Add:
Income tax—current	45,427	50,663	147,497	129,220	662,512	98,662
Income tax—deferred	45,602	47,861	6,882	26,341	(441,721)	38,749

Pre-tax Income From Continuing Operations	226,493	287,127	341,986	390,595	439,542	331,616
Fixed Charges	79,935	299,532	239,250	158,398	137,307	141,530

Earnings, as defined	$306,428	$586,659	$581,236	$548,993	$576,849	$473,146

Fixed Charges:
Interest on long-term debt	$57,943	$208,034	$171,637	$118,101	$93,678	$98,040
Other interest	7,073	33,289	34,029	28,003	30,453	21,421
Amortization of premium and expense on debt	3,706	17,103	11,864	6,876	6,374	6,507
Interest portion of rental charges	1,955	7,334	6,031	3,951	1,543	1,557
Earnings required to cover preferred stock dividends of subsidiaries(2)	9,258	33,772	15,689	1,467	5,259	14,005

Fixed Charges, as defined	79,935	299,532	239,250	158,398	137,307	141,530
Preferred Stock Dividends(3)	—	—	—	—	—	—

Fixed Charges and Preferred Stock Dividends	$79,935	$299,532	$239,250	$158,398	$137,307	$141,530

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(4)(5)(6)(7)	3.83	1.96	2.43	3.47	4.20	3.34

(1)
Financial results for interim periods are not necessarily indicative of trends for a 12-month period.

(2)
We have adjusted preferred stock dividends of subsidiaries to a pretax basis.

(3)
We have not previously issued preferred stock and we therefore have never declared any preferred stock dividends.

(4)
The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing earnings by fixed charges and preferred stock dividends. For this purpose, earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals and preferred stock dividends of subsidiaries.

(5)
Earnings for 2002 includes a $12 million writedown of an investment in NEON Communications, Inc. and a $41 million effect from restructuring expenses. Excluding those two amounts, the earnings ratio for 2002 would have been 2.13.

(6)
Earnings for 2001 includes a $78 million writedown of an investment in NEON Communications, Inc. Excluding the $78 million, the earnings ratio for 2001 would have been 2.76.

(7)
Earnings for 1999 includes $84 million that we paid in federal income taxes as a result of the sale of our coal-fired generation assets. Excluding the $84 million, the earnings ratio for 1999 would have been 3.59.

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  EXHIBIT 12-2
ENERGY EAST CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS